

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

Dr. Jingong Pan
Chief Executive Officer
Apollo Solar Energy, Inc.
No. 485 Tengfei Third
Shuangliu Southwest Airport Economic Development Zone
Shuangliu, Chengdu
People's Republic of China, 610207

> **Re:** **Apollo Solar Energy, Inc.**
>
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
>
> **Response Letter Dated September 14, 2010**
>
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed September 15, 2010**
>
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 15, 2010**
>
> **Response Letter Dated November 29, 2010**
>
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed November 30, 2010**
>
> **File No. 000-12122**

Dear Dr. Pan:

We have reviewed your response letter and amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Note 4 – Due From Related Parties, page 11

1.   Please expand your disclosure in your next annual or interim financial statements to explain the nature and terms of the amounts due from shareholders to the extent you determine it material. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Note 10 – Business Segments, page 14

2.   We note your exploration segment has generated revenue in the nine months ended September 30, 2010. Please tell us the nature of this revenue. Please note that exploration and development stage companies should refrain from presenting sales of minerals as revenues and instead should present these sales as other income attributed to that segment (e.g. "sales of minerals during the exploration/development stage"). Please confirm that to the extent this amount becomes material in the future, you will present sales of minerals occurring in the exploration or development stages as other income.

Form 10-K/A (Amendment No. 3) for the Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

3.   We note the scope and opinion of the audit report included in your amendment does not address the results of operations, comprehensive income, cash flows or changes in stockholders equity for the year ended December 31, 2007. Please obtain and file and audit report that address all financial statement periods required to be presented.

Note 13 – Taxes, page F-21

4.   We note your response to our prior comment number four does not address all of the matters therein. Please call James Giugliano at (202) 551-3319 to further discuss this matter.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact James Giugliano at (202) 551-3319, or Kimberly L. Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief